Exhibit 99.2

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

APRIL 1, 2009

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

		FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be
submitted via this method.	1. TO APPOINT Mr. Amir Elstein as chairman of the board of directors of the Company	☐	☐	☐

	2. TO APPOINT Mr. Ilan Flato to a three-year term as an external director of the Company	☐	☐	☐

	3. TO APPROVE the adoption of the Company's new 2009 Employee Share Incentive Plan, which shall include options to be granted to the Company's employees including its chief executive officer and director Mr. Russell Ellwanger.	☐	☐	☐

	4. TO APPROVE the renewal of the Company's directors and officers liability insurance policy	☐	☐	☐

	Do you have a "Personal Interest" (as defined below) with respect to the subject matter of Proposal 4?	YES		NO
	(Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 4)	☐		☐

For the purposes of this Proxy Card, a "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any body corporate.

Signature of Shareholder:	Date:	Signature of Shareholder:	Date:

NOTE:	Please sign exactly as the name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD.

For the Special General Meeting of Shareholders
To Be Held On Wednesday, April 1, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the “Company”) hereby appoints each of Oren Shirazi, and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Wednesday, April 1, 2009 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of a Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1,2 and 3 but will not be voted with respect to Proposal 4. In order for your vote to be counted with respect to Proposals 4, you must, in addition to casting your vote, indicate whether you have a “Personal Interest” in such proposal by marking either YES or NO in the boxes provided.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Vice CFO.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)